Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Clarion Partners Real Estate Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	0.0001531	—

Fees Previously Paid	$42,636,801(a)		$6,527.69(b)

Total Transaction Valuation	$42,636,801(a)

Total Fees Due for Filing			$6,527.69(b)

Total Fees Previously Paid			$6,527.69(b)

Total Fee Offsets			$0.00

Net Fee Due			$0.00

(a)

Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $6,527.69 was paid in connection with the filing of the Schedule TO-I by Clarion Partners Real Estate Income Fund Inc. (File No. 005-91252) on December 13, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.